Hawaiian Electric Exhibit 12.2

Hawaiian Electric Company, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Years ended December 31	2014	2013	2012	2011	2010
(dollars in thousands)
Fixed charges
Total interest charges	$66,132	$64,130	$62,056	$60,031	$61,510
Interest component of rentals	3,244	2,793	2,690	2,152	1,857
Pretax preferred stock dividend requirements of subsidiaries	1,444	1,421	1,467	1,468	1,461
Total fixed charges	$70,820	$68,344	$66,213	$63,651	$64,828
Earnings
Net income attributable to Hawaiian Electric	$138,721	$124,009	$100,356	$101,066	$77,669
Fixed charges, as shown	70,820	68,344	66,213	63,651	64,828
Income taxes	80,725	69,117	61,048	61,584	46,868
Interest capitalized	(3,954)	(7,097)	(4,355)	(2,498)	(2,558)
Earnings available for fixed charges	$286,312	$254,373	$223,262	$223,803	$186,807
Ratio of earnings to fixed charges	4.04	3.72	3.37	3.52	2.88